SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

FORM 12b-25
                           NOTIFICATION OF LATE FILING
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                                                                                SEC FILE NO.: 0-23050

                                                    (check one)
(x) Form 10-K      ( ) Form 11-K      ( ) Form 20-F      ( ) Form 10-Q       ( ) Form N-SAR
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                                                                  CUSIP NUMBER:
                                                                  849416201

                           For Period Ended: June 30, 1996

Read instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                     SPRECKELS INDUSTRIES, INC.

Former Name if Applicable                   S.I. ACQUISITION CORP.

Address of Principal Executive Office (Street and Number)

One Morrocroft Centre, Ste. 450, 6805 Morrison Blvd.

City, State and Zip Code

Charlotte, NC 28211

Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
         (Check box if appropriate)




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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N- SAR or portion thereof, could not be filed within the prescribed time period.

                  The amount of work associated with the audit by the Company's accountants, Arthur Andersen for discontinued operations did not allow sufficient time to finalize the Form 10-K. Further, the Company has recently entered into a merger agreement and said time line for completion has not allowed the Company sufficient time to complete its Form 10-K.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                   Michael L. Sarina            (704)               367-4220
                       (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). (x) Yes ( ) No.

(3) It is anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes ( ) No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                           SPRECKELS INDUSTRIES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN THE CHARTER)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       (Signature of Michael L. Sarina)
Date:    September 27, 1996       By: __________________________
                                           Michael L. Sarina
                                  Controller, Chief Accounting Officer
                                  and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b.25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
         0.3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.






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